Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 7, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.	A news release dated June 30, 2008 entitled ‘Vodafone Teams up with MySpace to Create Web 2.0 Music Platform’

2.	Stock Exchange Announcement dated June 3, 2008 entitled ‘Transaction in Own Securities’

3.	Stock Exchange Announcement dated June 10, 2008 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated June 10, 2008 entitled ‘Vodafone Group Plc’

5.	Stock Exchange Announcement dated June 12, 2008 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated June 17, 2008 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated June 18, 2008 entitled ‘Vodafone Group Plc (“the Company”)

8.	Stock Exchange Announcement dated June 20, 2008 entitled ‘Vodafone Group Plc (“the Company”)

9.	Stock Exchange Announcement dated June 24, 2008 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated June 26, 2008 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated June 30, 2008 entitled ‘Transaction in Own Securities – Voting rights and capital’

30 June 2008

VODAFONE TEAMS UP WITH MYSPACE TO CREATE WEB 2.0 MUSIC PLATFORM

•     Vodafone and MySpace team up to create an online global interactive platform allowing music fans in
Germany, Italy, Spain and the UK to experience music in the social networking space

•     Music fans can enter a competition demonstrating their reporting skills and win the opportunity to present from a music event in an MTV show episode online and on mobile.

Vodafone, the world’s largest mobile community and MySpace, the world’s leading social network, today announced the launch of an online global interactive platform, “Vodafone Music Reporter”, which will expand Vodafone’s music activity and continue to deliver a unique music experience to Vodafone customers. The “Vodafone Music Reporter”
interactive profile, hosted on MySpace, builds on the successful collaboration of both companies which began in
2007 with the launch of MySpace on Vodafone mobile internet.

Vodafone will use the profile to share its existing music initiatives, including summer festivals such as Music
Unlimited Cologne in Germany and Vodafone TBAs in the UK.  The “Vodafone Music Reporter” profile will also feature user generated content to help create communities for all music fans initially in Germany, Spain and the UK with Italy to follow in the next few days.

Music fans in the four countries can click on www.myspace.com/vodafonemusicreporter_uk (_it in Italy, _es in Spain and _de in Germany) and start sharing their music experiences, upload and download content including pictures and videos related to Vodafone Music Unlimited events. Members of the “Vodafone Music Reporter” community will be able to interact with their fellow users through a blog featuring regular updates on Vodafone Music Unlimited activities.

All fans in the above mentioned countries will be able to enter a competition to demonstrate their reporting skills across the Vodafone Music Unlimited events this summer and win the chance to become part of an MTV show episode online and on mobile.

To enter the competition, all aspiring MTV reporters need to become a friend of the “Vodafone Music Reporter”
community on MySpace and upload a photo and video review of their favourite recent gig experience. Friends of the community will then decide which reports they like the best.  The MySpace “Vodafone Music Reporter” profile will showcase the winners from each round of the competition. The ultimate winner will be awarded the opportunity to join the MTV crew for a day at an event or festival and experience the making of an episode of a show on the world’s leading music TV channel.  In addition, the winner will have a chance to record her/his report on-site for the mobile and online version of the show.

“We have a tremendous heritage in understanding what our customers want in terms of music and how our music partnerships enhance the customer experience even further,” says David Wheldon, Global Brand Director at
Vodafone.  “Vodafone Music Reporter” reaches music fans in a way that reflects the latest trends of how music is experienced in the social networking space. It allows music fans to interact, showcase their skills and become a part of a unique Vodafone music community.”

Nick Reid, Head of UK Sales at MySpace, comments: “Vodafone is tapping into the creative audience on MySpace to really bring its proposition to life and provide a platform for users to showcase their talent within a multi-territory community. It’s a perfect fit for Vodafone and highlights the possibilities available to advertisers on MySpace.”

- ends -

For further information:

Vodafone Group Media Relations

+44 1635 664444

Alice Regester

MySpace

aregester@myspace.com

0203 077 4087

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 260 million proportionate customers as of 31 March 2008. Vodafone currently has equity interests in 25 countries across five continents and a further 42 partner networks worldwide. For more information, please visit www.vodafone.com

About Vodafone Music Unlimited

Vodafone Music Unlimited is the overarching idea to deliver creative consistency across all Vodafone music activity via multi-media platforms and channels including the announced partnership with MySpace, Music Unlimited festivals across Europe and Online activities.   The Vodafone Music Unlimited brand identity was first piloted globally, for the Vodafone’s mobile exclusive release of Madonna’s latest album, Hard Candy and has to date been activated in 11 Vodafone markets. For further information please visit www.vodafone.com/music

About MySpace

MySpace, a unit of Fox Interactive Media Inc., is the world’s most popular social network for connecting with friends, discovering popular culture, and making a positive impact on the world. By integrating web profiles, blogs, instant messaging, e-mail, music streaming, music videos, photo galleries, classified listings, events, groups, college communities, and member forums, MySpace has created a connected community. As the first ranked web domain in terms of page views(*), MySpace is the most widely-used and highly regarded site of its kind and is committed to providing the highest quality member experience. MySpace will continue to innovate with new features that allow its members to express their creativity and share their lives, both online and off. MySpace’s international network includes localized community sites in the United States, France, Germany, Australia, Ireland, Spain, Italy, Mexico, Switzerland, Austria, Canada, Netherlands, New Zealand, Japan, Sweden, Latin America, Denmark, Norway, Brazil, Finland and the United Kingdom. Fox Interactive Media is a division of News Corp. (NYSE:NWS)(NYSE:NWS.A)(ASX:NWS)(ASX:NWSLV).

About MTV Networks International

MTV Networks International includes the premier multimedia entertainment brands MTV: Music Television, VH1, Nickelodeon, TMF (The Music Factory), VIVA, Flux, Paramount Comedy, Comedy Central, Game One, Neopets, GameTrailers, Shockwave, Addicting Games, Atom Films and Xfire.  MTV Networks’ brands are seen globally in 560 million households in 162 countries and 33 languages via more than 150 locally programmed and operated TV channels and more than 350 digital media properties.  The company’s diverse holdings also include interests in television syndication, digital media, publishing, home video, radio, recorded music, licensing & merchandising and two feature film divisions, MTV Films and Nickelodeon Movies.  MTV Networks is a unit of Viacom Inc. (NYSE: VIA, VIA.B).

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 June 2008

Number of ordinary shares transferred:	95,821

Highest transfer price per share:	162.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,126,011,168 of its ordinary shares in treasury and has
53,132,666,870 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 June 2008

Number of ordinary shares transferred:	60,715

Highest transfer price per share:	162.25p

Lowest transfer price per share:	160.45p

Following the above transfer, Vodafone holds 5,125,950,453 of its ordinary shares in treasury and has
53,133,142,327 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc

Annual Report and Accounts 2008

2008 Review of the Year and Notice of Annual General Meeting

Copies of the above documents have been submitted to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

The Annual Report and Accounts 2008 is available at www.vodafone.com/investor and the 2008
Review of the Year and Notice of Annual General Meeting is available at www.vodafone.com/agm.

At the Annual General Meeting on 29 July 2008 it is proposed that the Company’s Articles of
Association be amended primarily in order to take account of the changes in company law brought about by the Companies Act 2006 provisions in force as at the date of the Annual General Meeting.  It is also proposed that the Company’s Articles of Association be amended with effect from 1 October
2008 in order to take account of certain provisions of the Companies Act 2006 relating to directors’
conflicts of interest, which will come into force on 1 October 2008.  A summary of the proposed changes is set out in the 2008 Review of the Year and Notice of Annual General Meeting and the
revised Articles of Association are available for inspection at the Company’s registered office, the offices of Linklaters LLP, One Silk Street, London, EC2Y 8HQ and at www.vodafone.com/agm.

The Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission.
Shareholders resident in the United States can receive a hard copy of the Company’s audited financial statements free of charge upon request by contacting The Bank of New York Mellon at 1-800-555-
2470.  The Annual Report on Form 20-F is available at www.vodafone.com/investor.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 June 2008

Number of ordinary shares transferred:	52,428

Highest transfer price per share:	161.15p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,125,898,025 of its ordinary shares in treasury and has
53,133,249,169 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 June 2008

Number of ordinary shares transferred:	195,661

Highest transfer price per share:	151.85p

Lowest transfer price per share:	149.45p

Following the above transfer, Vodafone holds 5,125,702,364 of its ordinary shares in treasury and has
53,133,658,175 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	A	B	C
	Vesting of Enhancement award shares (1)	No. of shares sold (2)	No. of shares transferred(3)
Arun Sarin*	619,304	253,915	365,389
Andrew Nigel Halford*	240,840	98,745	142,095
Paul Michael Donovan	253,100	103,772	149,328
Frank Rovekamp	51,225	20,491	30,734

(1)

These share awards which were granted on 15 June 2006 have vested following assessment of the performance and employment conditions to which the awards were subject. The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan and the terms of the Vodafone Group Deferred Share Bonus Plan. Based on the performance achieved, 100% of the shares comprised in the Enhancement Awards have vested.

(2)

The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (“CEFS”) were sold on behalf of directors/PDMRs on 16 June 2008. These share sales were made at 150.901p per share to satisfy the tax liabilities arising on the vesting of the Enhancement Awards.

(3)

The figures in column C are the net number of shares that the Company has been advised by CEFS were on 16 June 2008 transferred to the directors in satisfaction of the vesting of the awards disclosed in column A.

In addition, on 17 June 2008 Computershare Trustees Limited advised the Company that on 11 June 2008 the following directors and PDMRs acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 151.85p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	166
Paul Michael Donovan	166
Terry Dean Kramer	164
Stephen Roy Scott	166

* Denotes Director of the Company

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following
Directors have increased to the following:

Arun Sarin	8,142,018
Andrew Nigel Halford	910,598

The Company was notified of these changes on 17 June 2008.

P R S Howie
Deputy Group Company Secretary

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 20 June 2008 that Luc Vandevelde, a non-executive

Director of the Company, acquired on 20 June 2008 an interest in 22,500 Ordinary shares of
U.S.$0.11 3/7 each in the Company at the price of 148.95p per share.  Mr Vandevelde’s total interest following this transaction is 40,000 Ordinary shares.

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 June 2008

Number of ordinary shares transferred:	31,313

Highest transfer price per share:	153.1p

Lowest transfer price per share:	148.85p

Following the above transfer, Vodafone holds 5,125,671,051 of its ordinary shares in treasury and has
53,135,982,770 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 June 2008

Number of ordinary shares transferred:	26,892

Highest transfer price per share:	148.85p

Lowest transfer price per share:	145.1p

Following the above transfer, Vodafone holds 5,125,644,159 of its ordinary shares in treasury and has
53,136,410,190 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 June 2008

Number of ordinary shares transferred:	19,438

Highest transfer price per share:	146.1p

Lowest transfer price per share:	146.1p

Following the above transfer, Vodafone holds 5,125,624,721 of its ordinary shares in treasury and has
58,262,713,008 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 53,137,088,287 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 53,137,088,287.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 7, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary